02 SEP 30 AM 9:58

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

18 September 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055069

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Miscellaneous announcement – formation of new subsidiaries, name change of subsidiaries and increase in share capital of a subsidiary

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 17 September 2002 respectively.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 9/30

MASNET No. 91 OF 17.09.2002
Announcement No. 91

ROLY INTERNATIONAL HOLDINGS LTD

Miscellaneous announcement - formation of new subsidiaries, name change of subsidiaries and increase in share capital of a subsidiary

The directors of Roly International Holdings Ltd. ("Roly" or the "Company") wish to announce that:

1 Incorporation of new subsidiaries

The following companies have been incorporated:

1.1 Trend Xpress (S) Pte. Limited

Place of incorporation:	Singapore
Authorised share capital:	S$100,000
Issued and paid-up capital:	S$2
Effective interest held by Roly:	72.29%
Immediate holding company:	Trend Xpress Limited
Principal activities:	Provision of market trend consultancy services
Directors:	Wang Lu Yen Steven Julien Feniger Kwok Chi Kueng Gillian Bell Potchanakorn Phay Thai

1.2 CU Packaging & Design (BVI) Limited

Place of incorporation:	British Virgin Islands
Authorised share capital:	US$50,000
Issued and paid-up capital:	US$1
Effective interest held by Roly:	72.29%
Immediate holding company:	Linmark Group Limited
Principal activities:	Investment holding
Directors:	Wang Lu Yen Steven Julien Feniger Kwok Chi Kueng

1.3 CU Packaging & Design Limited

Place of incorporation:	Hong Kong
Authorised share capital:	HK$10,000
Issued and paid-up capital:	HK$2
Effective interest held by Roly:	72.29%
Immediate holding company:	CU Packaging & Design (BVI) Limited
Principal activities:	Garment accessories packaging and design
Directors:	Wang Lu Yen Steven Julien Feniger Kwok Chi Kueng Cheung Man Ho

2. Increase in share capital of a subsidiary

The registered and paid-up capital of Guangzhou Vigor Trading Co. Ltd., a 73%-subsidiary of Roly, incorporated in the PRC, has been increased from RMB 500,000 to RMB 6,600,000.

3. <u>Name change of subsidiaries</u>

3.1 Asia Family Edutainment Technology International (HK) Limited, a wholly-owned subsidiary of Roly, incorporated in Hong Kong, has changed its name to Roly Group (HK) Limited.

3.2 Roly Family Edutainment Technology Group (BVI) Ltd, a wholly-owned subsidiary of Roly, incorporated in the British Virgin Islands, has changed its name to Roly Group Management Services Limited.

The above transactions are not expected to have any material financial impact on the Group's consolidated net tangible assets value and earnings per share for the current financial year.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 17/09/2002 to the SGX